EXHIBIT 99.1

Sapiens to Present at 27th Annual ROTH Conference

Leading global provider of insurance software solutions to present on morning of March 9, 2015

Holon, Israel, February 26, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Sapiens management will present at the 27th Annual ROTH Conference.

Roni Al-Dor, president and CEO, Roni Giladi, CFO and Yaffa Cohen-Ifrah, CMO, will address the audience on Monday, March 9 from 8:30-9:30 a.m. (Pacific Time) in Track 4, Salon 4.
The gathering of institutional investors, private equity investors, VCs, company executives and service providers is an important event for the small and mid-cap space.

The conference will take place from March 8-11, 2015 at The Ritz Carlton: 1 Ritz Carlton Drive, Dana Point, CA. Sapiens management will be available for one-on-one meetings. Please contact your ROTH representative to schedule a meeting.

About the 27th Annual ROTH Conference

This conference is one of the largest of its kind in the U.S. Following the success of previous years’ events, the ROTH Conference, with close to 500 participating companies and over 3,000 attendees, will feature presentations from hundreds of public and private companies in a variety of sectors including business services, clean-tech and solar, consumer, industrial growth, healthcare, retail and eCommerce, and technology and media. ROTH combines company presentations, Q&A sessions, expert panels and management one-on-one meetings to provide institutional clients with extensive interaction with senior management to gain in-depth insight into each company. This conference is by invitation only. For more information, please contact conference@roth.com or your ROTH representative at (800) 933-6830.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of approximately 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investors and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com